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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             SUMMIT AUTONOMOUS INC.

                       (FORMERLY SUMMIT TECHNOLOGY, INC.)

                           (Name of Subject Company)

                             SUMMIT AUTONOMOUS INC.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
      (INCLUDING THE ASSOCIATED SERIES A PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                  86627E 10 1
                     (CUSIP Number of Class of Securities)

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                              ROBERT J. PALMISANO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             SUMMIT AUTONOMOUS INC.
                                21 HICKORY DRIVE
                               WALTHAM, MA 02451
                           TELEPHONE: (781) 890-1234

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                             KEITH F. HIGGINS, ESQ.
                                  ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                             BOSTON, MA 02110-2624
                           TELEPHONE: (617) 951-7000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

    (a) NAME AND ADDRESS. The name of the subject Company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Summit Autonomous Inc., a corporation formed under the laws of The Commonwealth of Massachusetts (the "Company") (formerly known as Summit Technology, Inc.). The address of the principal executive offices of the Company is 21 Hickory Drive, Waltham, Massachusetts 02451. The telephone number of the principal executive offices of the Company is (781) 890-1234.

    (b) SECURITIES. The title of the class of securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the "Company Common Stock"), including the associated share purchase rights (the "Company Rights") issued pursuant to the Rights Agreement dated as of March 28, 2000 (as amended from time to time the "Company Rights Agreement"). As of May 25, 2000, there were 46,892,798 shares of Common Stock outstanding, 3,980,328 shares of Common Stock issuable upon exercise of outstanding employee stock options and 42,471 shares of Common Stock issuable upon exercise of warrants of the Company.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) NAME AND ADDRESS. The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above.

    (b) TENDER OFFER. This Statement relates to the tender offer by Alcon Acquisition Corp., a corporation formed under the laws of The Commonwealth of Massachusetts (the "Purchaser") and a wholly-owned subsidiary of Alcon
Holdings Inc., a corporation formed under the laws of the State of Delaware ("Alcon"), disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser and Alcon (the "Schedule TO"), dated June 5, 2000, offering to purchase all outstanding shares of the Company Common Stock (including the associated Company Rights) at a purchase price of $19.00 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 5, 2000 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 26, 2000, among Alcon, the Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that on the second business day following the satisfaction or waiver of the conditions set forth in the Merger Agreement (or such other date as the parties may agree) the Purchaser will be merged with and into the Company (or at the option of Alcon, the Company will be merged with and into the Purchaser) (the "Merger"). Following the effective time (the "Effective Time") of the Merger, the Company (or, if Alcon exercises its option as set forth above, the Purchaser) will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Alcon. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

    As set forth in the Schedule TO, the principal executive offices of Alcon and the Purchaser are located at 6201 South Freeway, Fort Worth, Texas 76134-2099.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex B attached hereto

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or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and
(1) the Company, its executive officers, directors or affiliates, or (2) the Purchaser or Alcon, or their respective executive officers, directors or affiliates.

    THE MERGER AGREEMENT. Alcon, the Purchaser and the Company have entered into the Merger Agreement. A summary of the terms of the Offer and the Merger Agreement is incorporated herein by reference to the Introduction and Sections 12 and 14 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and is filed herewith as Exhibit (a)(4). Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and incorporated herein by reference.

    CONFIDENTIALITY AGREEMENT. The Company and Alcon Laboratories, Inc. entered into a Confidentiality Agreement dated November 5, 1999 (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, Alcon and its representatives agreed to keep confidential certain information provided by the Company or its representatives. The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement. The foregoing description is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) and incorporated herein by reference.

    EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS; CERTAIN OTHER ARRANGEMENTS.

    STOCK OPTIONS. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding Company Stock Options (as defined below) and all outstanding Company SARs (as defined below) in each case whether vested or unvested, granted before the date of the Merger Agreement under any Company Stock Plan to provide that each Company Stock Option (and any Company SAR related thereto) outstanding immediately prior to the first acceptance for payment of Company Common Stock pursuant to the Offer shall be canceled in exchange for a cash payment by the Company as soon as practicable following the first acceptance for payment of shares of Company Common Stock pursuant to the Offer of an amount equal to (i) the excess, if any, of (x) the highest price per share of Company Common Stock to be paid pursuant to the offer over (y) the exercise price per share of the Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock for which such Company Stock Option shall not theretofore have been exercised. The Company has agreed to use its best efforts to obtain all consents of the holders of Company Stock Options as are necessary to effectuate the foregoing. At Alcon's request, payment will be withheld in respect of any Company Stock Option until all necessary consents with respect to such Company Stock Option are obtained.

    The Merger Agreement provides that the Company Stock Plans will terminate as of the Effective Time, and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company will be deleted as of the Effective Time, and the Company will ensure that following the Effective Time no holder of a Company Stock Option or Company SAR or any participant in any Company Stock Plan or other Company Benefit Plan (as defined in the Merger Agreement) will have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

        "COMPANY STOCK OPTION" means any option to purchase Company Common Stock granted under any Company Stock Plan.

        "COMPANY SAR" means any stock appreciation right linked to the price of Company Common Stock and granted under any Company Stock Plan.

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        "COMPANY STOCK PLANS" means the 1992 Stock Option Plan for Outside
    Directors, the 1999 Outside Director Compensation Plan, the 1987 Stock Option Plan, the 1997 Stock Option Plan, the Employee Stock Purchase Plan and all agreements under which there are outstanding options to purchase Company Common Stock granted to employees, consultants or any other person.

    BENEFIT PLANS. The Merger Agreement provides that Alcon will cause the Surviving Corporation (i) to maintain for a period of one year after the Effective Time the Company's benefit plans (other than equity-based plans) in effect on the date of the Merger Agreement or (ii) to provide benefits (other than equity-based plans) to each current employee of the Company and its subsidiaries that are not materially less favorable in the aggregate to such employees than those benefits in effect for such employees on the date of the Merger Agreement.

    In addition, from and after the date on which directors designated by Alcon or the Purchaser constitute at least a majority of the Company's Board of Directors (the "Control Date") and from and after the Effective Time, Alcon is required to cause the Company or the Surviving Corporation, as applicable, to honor in accordance with their respective terms (as in effect on the date of the Merger Agreement), all the Company's employment, severance and termination agreements, plans and policies disclosed in the Company's disclosure schedule to the Merger Agreement, including any change in control provisions contained therein.

    With respect to any "employee benefit plan", as defined in Section 3(3) of ERISA, maintained by Alcon or any of its subsidiaries (including any severance plan), for all purposes, including determining eligibility to participate and vesting, service with the Company or any of its subsidiaries will be treated as service with Alcon or any of its subsidiaries; PROVIDED, HOWEVER, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

    INDEMNIFICATION. Alcon and the Purchaser have agreed in the Merger Agreement that Alcon shall, to the fullest extent permitted by law, cause the Company (from and after the Control Date) and the Surviving Corporation (from and after the Effective Time) to honor all the Company's obligations to indemnify, defend and hold harmless (including any obligations to advance funds for expenses) the current and former directors and officers of the Company and its subsidiaries against all losses, claims, damages or liabilities arising out of acts or omissions by any such directors and officers occurring prior to the Effective Time to the maximum extent that such obligations of the Company exist on the date of the Merger Agreement, whether pursuant to the Company's charter, the Company's by-laws, the Massachusetts Business Corporation Law, individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company's charter, the Company's by-laws and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions. In the event a current or former director or officer of the Company or any of its subsidiaries is entitled to indemnification, such director or officer shall be entitled to reimbursement from the Company (from and after the Control Date) or the Surviving Corporation (from and after the Effective Time) for reasonable attorney fees and expenses incurred by such director or officer in pursuing such indemnification, including payment of such fees and expenses by the Surviving Corporation or the Company, as applicable, in advance of the final disposition of such action upon receipt of an undertaking by such current or former director or officer to repay such payment if it shall be adjudicated that such current or former director or officer was not entitled to such payment.

    The Merger Agreement also provides that from and after the Control Date for a period of six years after the Effective Time, Alcon shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Alcon may either
(i) substitute therefor policies with reputable and financially sound carriers or (ii) maintain self insurance or similar arrangements through a financially sound insurance affiliate of Alcon, in each case of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to

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claims arising from or related to facts or events which occurred at or before the Effective Time; PROVIDED, HOWEVER, that Alcon shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by the Company for such insurance (such 200% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Alcon shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium. In the Merger Agreement, the Company has represented to Alcon that the Maximum Premium is $400,000.

    The Company has agreed in the Merger Agreement to maintain, through the Effective Time, the Company's existing directors' and officers' insurance in full force and effect without reduction of coverage.

    The Merger Agreement also provides that the by-laws of the Surviving Corporation shall contain the provisions that are set forth, as of the date of the Merger Agreement, in Article VIII of the By-Laws of the Company, which provisions shall not be directly or indirectly (by amending, repealing or otherwise modifying the Articles of Organization of the Company) amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees or other agents of the Company. Additionally, if the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger and the continuing or surviving entity does not assume the indemnification obligations of the surviving corporation, or
(ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the corporation surviving the merger assume, as a matter of law or otherwise, the obligations.

    Alcon has agreed in the Merger Agreement to guarantee that if for any reason the Company or the Surviving Corporation as the case may be, shall not meet its obligations, it shall meet such obligations described above in full when and as such obligations arise.

    SEVERANCE AGREEMENTS. The Company's Board of Directors has approved severance agreements for its officers and director-level employees. These severance arrangements become available only in the event of a "change of control" of the Company and entitle covered employees to continuation of salary, standard bonuses and benefits in the event they are terminated without cause after a change of control or terminate their employment for "good reason" after a change of control. The severance arrangements would not apply to a termination for "cause" after a change of control. The arrangements approved by the Board of Directors provide for salary continuation and continuation of certain benefits for (i) three years for Robert Palmisano, President and Chief Executive Officer of the Company, (ii) two years for each of Randy Frey, Executive Vice President and Chief Technology Officer; Charline Gauthier, Executive Vice President and Chief Operations Officer; Bernard Haffey, Executive Vice President and Chief Commercial Officer; Robert Kelly, Executive Vice President, Chief Financial Officer and Treasurer; and James Lightman, Senior Vice President, General Counsel and Clerk and (iii) one year for all other Vice Presidents. The severance arrangements also provide that in the event the severance provisions are triggered, the Company will make outplacement services available to such individuals for one year, all outstanding options held by such individuals will become exercisable and such individuals will be entitled to certain payments to make them whole for taxes imposed by Section 4999 of the Internal Revenue Code, the so-called "golden parachute" tax. Menderes Akdag, President of Lens
Express, Inc. has a severance arrangement with Lens Express, Inc. that provides for salary continuation for two years on the same terms and under the same circumstances as the severance arrangements set forth above, but which is triggered upon a change of control of Lens Express, Inc. The cash severance payable to Mr. Palmisano, assuming the Offer is consummated on June 30, 2000 and his employment is then terminated under circumstances entitling him to severance, would be $1,642,500 (before giving effect to any payment for golden parachute taxes). The cash severance payable to the following individuals, assuming the Offer is consummated on June 30, 2000

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and such person's employment is then terminated under circumstances entitling him or her to severance (before giving effect to any payment for golden parachute taxes), would be: Mr. Frey $667,000, Dr. Gauthier $616,000, Mr. Haffey $616,000, Mr. Kelly $728,000 and Mr. Lightman $557,550. The cash severance payable to Mr. Akdag, assuming the Offer is consummated on June 30, 2000 and his employment is then terminated under circumstances entitling him to severance would be $667,800. Payments made under these severance arrangements will be paid in a lump-sum cash payment within 30 days of termination, or, at the option of the employee entitled to the severance payment, in monthly installments with interest at the rate of 7% per annum over a period not to exceed two years.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. At a meeting held on May 26, 2000, the Board of Directors of the Company unanimously (i) determined that the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of, the Company shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) determined to recommend that the Company shareholders accept the Offer and tender their Company Common Stock pursuant thereto and approve and adopt the Merger Agreement. This recommendation is based in part on an opinion of Chase Securities Inc. ("Chase H&Q", a division of Chase Securities Inc.), the Company's financial advisor in connection with the Offer and the Merger, to the Board of Directors of the Company to the effect that, as of such date, the consideration to be received by the Company's shareholders in the Offer and the Merger was fair to such shareholders from a financial point of view. This opinion was confirmed by a written opinion by Chase H&Q dated May 26, 2000 (the "Fairness Opinion"). The Fairness Opinion contains a description of the procedures followed, matters considered, assumptions made and limitations on the review undertaken by Chase H&Q in rendering its opinion. The full text of the Fairness Opinion is set forth in Annex A of this Statement and is attached as Exhibit (a)(2) to this Statement and is incorporated herein by reference. Shareholders are urged to read the Fairness Opinion in its entirety. Chase H&Q has consented to the inclusion of the Fairness Opinion as an exhibit hereto.

    (b) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION.

    BACKGROUND

    For the purposes of this Section references to Alcon include Alcon Laboratories, Inc., Alcon's principal operating subsidiary. From time to time during 1999, officers of Alcon have discussed with officers of the Company potential joint business arrangements, including a business combination.

    During the summer of 1999 the Company was approached by a third party concerning a possible acquisition of the Company. As discussions with the third party progressed, the Company instructed its financial advisor to identify and contact other possible bidders. In September and October 1999, the third party conducted due diligence and the Company's financial advisor and the third party's financial advisor commenced discussions with respect to a possible transaction between the parties.

    On November 4, 1999, the Company's Board of Directors met to discuss a preliminary proposal for an acquisition of the Company by the third party. The Board of Directors instructed the Company's financial advisor to negotiate specific terms for a potential transaction.

    In mid November 1999, the Company's financial advisor and the third party's financial advisor had several discussions, after which the Company's financial advisor was advised by the third party's financial advisor that mutually satisfactory terms between the parties would not likely be reached. The Company's financial advisor maintained contact with the third party's financial advisors, but ceased active negotiation.

    During such period, the Company's financial advisor had identified Alcon as a potential interested party and, on October 8, 1999, contacted Alcon to determine if it was interested in acquiring the Company. The Company's financial advisor contacted several other parties, none of which expressed an interest in

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making a bid for the Company. On November 5, 1999 Alcon and the Company entered into a confidentiality agreement covering non-public information regarding the Company to be furnished to Alcon.

    From November 1999 through March 2000, there were a number of meetings and conversations between the managements of Alcon and the Company and the financial advisors to Alcon and the Company regarding a possible acquisition of the Company. During this period representatives of Alcon conducted a due diligence investigation of the Company and discussed their analysis of the valuation of the Company with the Company representatives.

    On April 6, 2000, Mr. Timothy R.G. Sear, President and Chief Executive Officer of Alcon, sent a letter to Mr. Robert J. Palmisano, Chief Executive Officer of the Company, proposing to acquire all the outstanding Company Common Stock for $15 per share in cash, which included a draft of a proposed form of the Merger Agreement. The letter stated that the proposal was conditioned on, among other things, Alcon's completion of certain additional due diligence.

    Shortly thereafter, the financial advisor to the Company informed the financial advisor to Alcon that Alcon's proposed price was unacceptable and that the Company would not review the draft of the proposed Merger Agreement.

    On April 13, 2000, Mr. Sear sent a letter to Mr. Palmisano expressing disappointment in the Company's response to Alcon's proposal and suggesting that the parties meet to discuss a potential transaction between Alcon and the Company.

    On April 14, 2000, Mr. Palmisano sent a letter to Mr. Sear suggesting a meeting in Florida to determine whether the parties could agree on a transaction at an appropriate valuation.

    On April 19, 2000, Mr. Sear and a representative of Alcon's financial advisor met with Mr. Palmisano and a representative of the Company's financial advisor in Miami, Florida, to discuss the potential market for the Company's products and the valuation of the Company. During the meeting, Mr. Palmisano indicated that the Company's Board of Directors believed the Company was worth significantly more than $15 per share.

    On April 28, 2000, Mr. Palmisano sent a letter to Mr. Sear providing additional information regarding the potential market for the Company's products.

    During April 2000, representatives of Alcon had several meetings with representatives of the Company to discuss various aspects of the Company, including the potential market for the Company's products, the Company's financial projections, intellectual property and microkeratome technology.

    On May 3, 2000, counsel for the Company provided to counsel for Alcon their initial comments on the draft of the proposed form of the Merger Agreement.

    On May 9, 2000, Mr. Sear sent a letter to Mr. Palmisano stating that, following the additional due diligence by Alcon, Alcon was increasing its proposed price to acquire the Company to $16.50 per share.

    On May 11, 2000, Mr. Palmisano and Mr. Sear had a telephone conversation in which Mr. Palmisano stated that the Company's Board of Directors had rejected Alcon's proposal of $16.50 per share. Mr. Palmisano stated that the Company's Board would not accept less than $19 per share.

    As discussions were progressing with Alcon, the financial advisor to the third party which had expressed an interest in a transaction with the Company in the summer and fall of 1999 had maintained intermittent contact with the Company's financial advisor. During the week of May 15, 2000, the Company's financial advisor told the third party's financial advisor that if the third party was interested in pursuing a transaction with the Company, it needed to make a proposal promptly. The third party's financial advisor advised the Company's financial advisor that it did not believe the third party would be able to make a competitive proposal, but that it would contact the Company's financial advisor if that was

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not the case. As of this date, neither the Company nor the Company's financial advisor has been contacted by the third party or its financial advisor.

    From May 3 through May 25, 2000, representatives of Alcon and the Company, including their financial advisors and counsel, had a number of discussions regarding the terms of the proposed Merger Agreement.

    On May 19, 2000, the Board of Directors of the Company, the Company's financial advisor and the Company's counsel met to discuss the status of the discussions with the third party and with Alcon. After presentations by the Company's financial advisor and the Company's counsel, the Board of Directors discussed the terms and conditions of the proposed Merger Agreement.

    On May 24, 2000, Alcon's financial advisor contacted the Company's financial advisor to determine whether a price of $18.50 per share would be acceptable. The Company's financial advisor stated that a price below $19 per share would not be acceptable.

    On May 25, 2000, Alcon's financial advisor contacted the Company's financial advisor to state that Alcon would be willing to proceed with a transaction at $19 per share. Beginning in the evening of May 25, 2000, and continuing on May 26, 2000, representatives of Alcon and the Company and their respective counsel negotiated the final terms of the Merger Agreement.

    On May 26, 2000 the Company's Board of Directors approved the proposed Merger Agreement and the parties executed the Merger Agreement. Alcon and the Company then issued a joint press release announcing the transaction, which is included as Exhibit (a)(3) hereto, and incorporated herein by reference.

    On June 5, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

    REASONS FOR THE COMPANY BOARD'S RECOMMENDATIONS; FACTORS CONSIDERED

    In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, approve the Merger and approve and adopt the Merger Agreement, the Board of Directors considered a number of factors including, but not limited to, the following:

    1. The historical market prices, price to earnings ratios and other multiples, recent trading activity and trading range of the Company Common Stock, including the fact that the Offer Price represents (i) a premium of approximately 49.8% over the $12.6875 closing price of the Company Common Stock on NASDAQ on May 25, 2000, the last full trading day prior to the announcement of the Offer and the Merger and (ii) a premium of approximately 169% over the $7.0625 closing price of the Company Common Stock on NASDAQ on February 28, 2000, the date in the last twelve months on which the shares of the Company Common Stock had their lowest closing price.

    2. The competitive challenges associated with going forward as a "stand alone entity" given the entry, or likely entry, into the laser vision correction industry of larger ophthalmic enterprises able to sell refractive products with other ophthalmic products and services.

    3. The Fairness Opinion of Chase H&Q delivered at the meeting of the Board of Directors held on May 26, 2000. The full text of the written opinion dated as of May 26, 2000 of Chase H&Q which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Statement and is filed as Exhibit (a)(2) hereto and is incorporated herein by reference. Holders of shares of Company Common Stock are urged to read such opinion carefully in its entirety.

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    4.  The financial condition, operating results and forecasts of the Company.

    5. The fact that no other party had presented the Company with an acquisition proposal that would be more favorable to the Company and its shareholders than the Offer and the Merger.

    6. The fact that the Offer and the Merger provide for a prompt cash tender offer for all shares of Company Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Company Common Stock.

    7. The fact that Alcon's and the Purchaser's obligations under the Offer are not subject to any financing condition, and the financial strength of Alcon.

    8. The terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the limited ability of Alcon and the Purchaser to terminate the Offer or the Merger Agreement and the provision for payment of all cash with no financing condition.

    9. The extensive arms-length negotiations between the Company and Alcon that resulted in the $19.00 per share price.

    10. The Merger Agreement permits the Company Board, in order to comply with its fiduciary duties, to furnish information and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal that is reasonably likely to result in a superior proposal and to withdraw its recommendation of the Merger in favor of a superior unsolicited acquisition proposal.

    11. The Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior acquisition proposal, provided, that prior to such termination, the Company must have paid Alcon a fee of $32.5 million.

    The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors.

    (c) INTENT TO TENDER. To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer. The foregoing does not include any shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

ITEM 5.  PERSON, RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to letter agreement dated October 15, 1999, the Company retained Chase H&Q (formerly Hambrecht & Quist LLC) to act as its exclusive financial advisor in connection with a sale of the Company (through sale or exchange of capital stock or assets, merger, consolidation, a tender or exchange offer, a recapitalization, a proxy solicitation, joint venture or partnership or similar transaction). The Board of Directors retained Chase H&Q based upon Chase H&Q's qualifications, experience and expertise. Chase H&Q is an internationally recognized investment banking and advisory firm. Chase H&Q, as part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes.

    Pursuant to the Company's letter agreement with Chase H&Q, the Company agreed to pay Chase H&Q a fee of $650,000 in cash upon delivery of the Fairness Opinion. Upon consummation of a sale of the Company, the Company also agreed to pay to Chase H&Q a fee in cash on closing in an amount equal to 0.45% of the aggregate consideration received by the Company's shareholders (subject to a minimum fee of $3,000,000), against which any fees previously paid by the Company will be credited. The Company has also agreed to reimburse Chase H&Q for its reasonable out of pocket expenses, including, without limitation, the reasonable fees and disbursements of its counsel, in connection with its engagement. In addition, the Company has also agreed to indemnify Chase H&Q against certain liabilities and expenses arising out of its engagement.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in shares of Company Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

THE COMPANY RIGHTS AGREEMENT.

    Each Company Right issued pursuant to the Company Rights Agreement entitles the registered holder thereof to purchase one share of Company Common Stock at an exercise price of $90.00 per share, subject to adjustment. On (1) the earlier of (a) the 10th business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Company Common Stock or an executive officer of the Company has such knowledge or (b) the 10th business day following the commencement of, or announcement of intention to make, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person or (2) such later date as may be determined by action of the Board of Directors prior to the time any person becomes an Acquiring Person (the later of such dates being the "Distribution Date"), the Company Rights become exercisable and trade separately from the Company Common Stock. After the Distribution Date, each holder of Company Rights (other than the Acquiring Person) will thereafter have the right to receive, in lieu of one share of Company Common Stock, such number of shares of Company Common Stock as shall equal the result obtained by multiplying an amount equal to the then current purchase price by an amount equal to the number of shares of Company Common Stock for which Company Rights were or would have been exercisable immediately prior to the first occurrence of any such event whether or not the Company Rights were then exercisable, and dividing that product by 50% of the current market price per share of the Company Common Stock. The Company Rights may be redeemed at a price of $.01 per Company Right at any time prior to a person becoming an Acquiring Person.

    The Company and Fleet National Bank, as rights agent under the Company Rights Agreement amended the Company Rights Agreement as of May 26, 2000 to provide, among other things that (i) Alcon and its affiliates will not be considered an Acquiring Person under the Company Rights Agreement solely to the extent that Alcon becomes the beneficial owner of 15% or more of the shares of the Company Common Stock by reason of the consummation of the transactions contemplated by the Merger Agreement and (ii) the Company Rights may be exercised after the Distribution Date but before the earlier of the expiration date of the Company Rights Agreement or the Effective Time, which provisions will not survive if the Merger Agreement is terminated in accordance with its terms. In addition, the Board of Directors voted on May 26, 2000 to provide that the "Distribution Date" will be such date as later may be determined by the Board of Directors, PROVIDED that, so long as Alcon and its affiliates are the only Acquiring Person, such date will not be before the termination of the Merger Agreement.

    SECTION 14(F) INFORMATION STATEMENT. The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's shareholders.

ITEM 9.  EXHIBITS.

    The following Exhibits are filed herewith:

EXHIBIT
  NO.                            DESCRIPTION
-------  ------------------------------------------------------------
(a)(1)   Letter to Shareholders of the Company, dated June 5, 2000.

(a)(2)   Opinion of Chase Securities Inc., dated May 26, 2000
         (included as Annex A to this Statement).

(a)(3)   Joint Press Release issued by Alcon and the Company on May
         26, 2000 (incorporated by reference to Exhibit 99 of the Schedule 14D-9 filed by the Company on May 26, 2000).

(a)(4)   The Introduction and Sections 12 and 14 of the Offer to
         Purchase dated June 5, 2000 (incorporated by reference to
         Exhibit (a)(1)(A) of the Schedule TO filed by Alcon and the Purchaser on June 5, 2000).

(e)(1) Agreement and Plan of Merger, dated as of May 26, 2000, among Alcon, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by Alcon and the Purchaser on June 5, 2000).

(e)(2) Confidentiality Agreement, dated as of November 5, 1999, among the Company and Alcon Laboratories, Inc. (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by Alcon and the Purchaser on June 5, 2000).

(e)(3)   The Information Statement of the Company, dated June 5, 2000
         (included as Annex B to this Statement).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SUMMIT AUTONOMOUS INC.

                                                       By:  /s/ ROBERT J. PALMISANO
                                                            -----------------------------------------
                                                            Name: Robert J. Palmisano
                                                            Title: President & CEO

Dated: June 5, 2000

                                                                         ANNEX A

                                     [LOGO]

CHASE SECURITIES INC.
270 Park Avenue
New York, NY 10017-2070

                                    May 26, 2000

Board of Directors
Summit Autonomous Inc.
21 Hickory Drive
Waltham, Massachusetts 02451

Members of the Board:

    You have informed us that Summit Autonomous Inc. (the "Company"), Alcon Holdings Inc. (the "Acquiror") and Alcon Acquisition Corp., a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which
(i) the Acquiror and the Acquisition Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of the common stock, par value $0.01 per share, of the Company (the "Company Shares") for $19.00 per share, net to the seller in cash (the "Consideration"), and (ii) the Acquisition Sub would be merged with the Company in a merger (the "Merger"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or owned by any subsidiary of the Company or by the Acquiror or any subsidiary of the Acquiror, or as to which appraisal rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

    You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair, from a financial point of view, to such holders.

    In arriving at the opinion set forth below, we have, among other things:

    (a) reviewed a draft dated May 26, 2000 of the Agreement;

    (b) reviewed certain publicly available business and financial information we deemed relevant relating to the Company and the industries in which it operates;

    (c) reviewed certain internal non-public financial and operating data and forecasts provided to us by the management of the Company relating to its business;

    (d) discussed, with members of the senior management of the Company, the Company's operations, historical financial statements and future prospects;

    (e) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed comparable and reviewed the relevant historical stock prices of the Company Shares and certain publicly traded securities of such other companies;

    (f) compared the proposed financial terms of the Transaction with the financial terms of certain other transactions we deemed relevant; and

    (g) made such other analyses and examinations as we have deemed necessary or appropriate.

    We have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with or reviewed by or for us, or publicly available, for purposes of this opinion and have further relied upon the assurance of the management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of the Company, nor have we conducted a physical inspection of the properties or facilities of the Company. We have assumed that the financial forecasts provided to or discussed with us by the Company have been reasonably determined on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We express no view as to such forecast or projection information or the assumptions on which they were based.

    For purposes of rendering our opinion, we have assumed that, in all respects material to our analysis, the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Tender Offer and the Merger will be satisfied without waiver thereof. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us.

    Our opinion herein is necessarily based on market, economic and other conditions as they exist and can be evaluated on the date of this letter. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Shares of the Consideration, and we express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction. Our opinion does not constitute a recommendation to any holder of the Company Shares as to whether such holder should tender any Company Shares pursuant to the Tender Offer or how such holder should vote on the proposed Merger or any matter related thereto.

    Chase Securities Inc., as part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, payment of a portion of which is contingent upon delivery of this letter and payment of a significant portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. The Chase Manhattan Corporation and its affiliates, including Chase Securities Inc., in the ordinary course of business, have from time to time, provided investment banking services to the Company and commercial banking services to the Acquiror and its affiliates, for which we received usual and customary compensation, and in the future may continue to provide such services. We have acted as financial advisor to the Company in connection with the pending sale of the Company's contact lens sales and distribution business. In the ordinary course of business, we or our affiliates may trade in the debt and equity securities of the Company and the Acquiror and its affiliates for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair, from a financial point of view, to such holders.

    This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction and, except as set forth below, shall not be used for any other purpose without the prior written consent of Chase Securities Inc. This opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Chase Securities Inc. be made by the Company, without the prior written consent of Chase Securities Inc., except that a copy of this opinion may be included in its entirety in any proxy statement or Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the Transaction.

                                          Very truly yours,
                                          CHASE SECURITIES INC.

                                                                         ANNEX B

                             SUMMIT AUTONOMOUS INC.
                                21 HICKORY DRIVE
                               WALTHAM, MA 02451

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about June 5, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Summit Autonomous Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Alcon Holdings Inc. ("Alcon"), a corporation formed under the laws of the State of Delaware and an indirect subsidiary of Nestle S.A., to a majority of seats on the Board of Directors (the "Board of Directors") of the Company. On May 26, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Alcon and Alcon Acquisition Corp. (the "Purchaser"), a corporation formed under the laws of The Commonwealth of Massachusetts and a wholly-owned subsidiary of Alcon, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of the common stock, par value $.01 per share, of the Company (the "Company Common Stock"), including the associated share purchase rights (the "Company Rights," and together with the Company Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of March 28, 2000, as amended from time to time, at a price per Share of $19.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated June 5, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser and Alcon with the Securities and Exchange Commission (the "Commission") on June 5, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Massachusetts Business Corporation Law (the "BCL"), the Purchaser will be merged with and into the Company, or at Alcon's option, the Company will be merged with and into the Purchaser (the "Merger"). Following consummation of the Merger, the Company (or, if Alcon exercises its option as set forth above, the Purchaser) will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Alcon. At the effective time (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Alcon, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by shareholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Sections 86 through 97 of the BCL) will be converted into the right to receive $19.00 in cash or any greater amount per Share paid pursuant to the Offer.

    The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the Commission on June 5, 2000 and which is being mailed to shareholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Alcon, the Purchaser or the Alcon Designees (as defined herein) has been provided by Alcon. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on June 5, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, June 30, 2000, unless the Purchaser extends it.

                                    GENERAL

    The Company Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. Holders of Company Common Stock are entitled to cast one vote per share on matters presented for a vote at such meetings. As of May 25, 2000 there were 46,892,798 shares of Company Common Stock outstanding, of which Alcon and the Purchaser own no shares as of the date hereof.

               RIGHTS TO DESIGNATE DIRECTORS AND ALCON DESIGNEES

    The Merger Agreement provides that, promptly upon the first purchase of and payment for Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate a number of the members (the "Alcon Designees") of the Board of Directors equal to at least that number of directors, rounded up to the nearest whole number, which is the product of (a) the total number of directors (giving effect to the directors elected pursuant to this sentence) multiplied by
(b) the percentage that (i) the number of shares of Company Common Stock accepted for payment and paid for by the Purchaser plus the number of shares of Company Common Stock otherwise owned by the Purchaser or any other subsidiary of Alcon bears to (ii) the number of such shares outstanding.

    The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board of Directors or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable the Alcon Designees to be elected to the Board and, subject to Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder, will cause the Alcon Designees to be so elected.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least three members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company or successors selected by such non-employee directors.

    The Alcon Designees will be selected by Alcon from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Alcon Designees currently is a director of, or holds any positions with, the Company. Alcon has advised the Company that, to the best of Alcon's knowledge, except as set forth below, none of the Alcon Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Alcon and the Company that have been described in the Schedule TO or the Statement.

    The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Alcon Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each person listed below is 6201 South Freeway, Fort Worth, TX 76134-2099.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

                                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME, POSITION WITH ALCON AND CITIZENSHIP    AGE      MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS*
-----------------------------------------  --------   -----------------------------------------------------
Timothy R.G. Sear.......................      63      Chairman of the Board, President and Chief Executive
  Director, Chairman of the Board, Chief              Officer since October 1997; Executive Officer since
  Executive Officer and President (United             October 1997; Executive Vice President, U.S.
  Kingdom)                                            Operations from September 1996 to October 1997;
                                                      Executive Vice President, International from February
                                                      1996 to September 1996; Executive Vice President
                                                      prior thereto.

C. Allen Baker..........................      57      Executive Vice President and Chief Operating Officer
  Director, Executive Vice President and              since October 1997; Executive Vice President,
  Chief Operating Officer                             International from August 1996 to October 1997;
                                                      Executive Vice President, Surgical Division prior
                                                      thereto.

Charles E. Miller, Sr...................      54      Senior Vice President, Finance and Chief Financial
  Director, Chief Financial Officer and               Officer since April 1997; Vice President/Controller,
  Senior Vice President                               International prior thereto.

Gerald D. Cagle.........................      55      Vice President, Research and Development since April
  Director and Senior Vice President,                 1997; Vice President, Development prior thereto.
  Research and Development

    *All offices or positions of employment listed opposite an individual's name are with Alcon Laboratories, Inc., the principal operating subsidiary of Alcon.

                                STOCK OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of May 31, 2000 with respect to the beneficial ownership of the outstanding shares of Company Common Stock by (i) all persons owning of record, or beneficially to the knowledge of the Company, more than five percent of the outstanding shares of Company Common Stock, (ii) each director of the Company, individually, (iii) the Chief Executive Officer and each of the four Named Executive Officers included in the Summary Compensation Table set forth below and (iv) all directors and officers of the Company as a group. Unless otherwise indicated, the mailing address of each of the persons shown is c/o Summit Autonomous Inc., 21 Hickory Drive, Waltham, Massachusetts 02451.

                                                                 SHARES        PERCENT
                                                              BENEFICIALLY   BENEFICIALLY
BENEFICIAL OWNER                                                OWNED(1)       OWNED(2)
----------------                                              ------------   ------------
AXA Financial Inc...........................................   2,973,300(3)      6.34%
  1290 Avenue of the Americas
  New York, NY 10104
Jeffrey A. Bernfeld.........................................      92,483(4)     *
C. Glen Bradley.............................................   1,381,802(5)      2.95%
Richard F. Miller...........................................      74,550(6)     *
John A. Norris..............................................      88,591(7)     *
Richard M. Traskos..........................................      95,062(8)     *
Robert J. Palmisano.........................................     434,100(9)     *
Randy W. Frey...............................................     708,940(10)     1.51%
D. Verne Sharma.............................................     165,000(11)    *
Robert J. Kelly.............................................     193,000(12)    *
Peter Litman................................................     111,563(13)    *
Menderes Akdag..............................................      62,885(14)    *
All Executive Officers and Directors as a Group (22            4,257,958         8.69%
  persons)..................................................

--------------------------

*   Less than 1% of the outstanding common stock.

(1) Except as otherwise noted, the Company believes that the persons named in the table have sole voting and investment power with respect to the shares of Company Common Stock set forth opposite such persons' names. Amounts shown include the shares pursuant to stock options which may be exercised within 60 days of May 31, 2000. For purposes of this table, it has been assumed that all stock options of the Company will be exercisable within 60 days of May 31, 2000 as a result of the consummation of the Offer.

(2) Determined on the basis of 46,892,798 shares outstanding, except that shares underlying options exercisable within 60 days of May 31, 2000 are deemed outstanding for calculating the percentage owned by holders thereof.

(3) As reported on a Schedule 13G dated February 14, 2000 as filed by AXA Financial, Inc.

(4) Includes options to purchase 89,000 shares of Company Common Stock.

(5) Includes options to purchase 15,000 shares of Company Common Stock. Dr. Bradley disclaims beneficial ownership of these shares which are held by CIBA Vision Group of which Dr. Bradley is President and CEO.

(6) Includes options to purchase 72,167 shares of Company Common Stock.

(7) Includes options to purchase 81,000 shares of Company Common Stock.

(8) Includes options to purchase 89,000 shares of Company Common Stock.

(9) Includes options to purchase 430,000 shares of Company Common Stock.

(10) Includes options to purchase 150,987 shares of Company Common Stock.

(11) Includes options to purchase 165,000 shares of Company Common Stock.

(12) Includes options to purchase 190,000 shares of Company Common Stock.

(13) Includes options to purchase 111,563 shares of Company Common Stock.

(14) Includes options to purchase 45,000 shares of Company Common Stock.

                               BOARD OF DIRECTORS

TERMS OF DIRECTORS

    The directors are divided into three classes. At each annual meeting, the term of one class expires. Directors in each class serve three-year terms.

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

NAME                                       AGE                            POSITION
----                                     --------                         --------
Robert J. Palmisano....................     55      Director and Chief Executive Officer
Randy W. Frey..........................     42      Director, Executive Vice President and Chief
                                                    Technology Officer
Charline A. Gauthier...................     37      Executive Vice President and Chief Operations
                                                    Officer
P. Bernard Haffey......................     37      Executive Vice President and Chief Commercial
                                                    Officer
Robert J. Kelly........................     55      Executive Vice President, Chief Financial Officer
                                                    and Treasurer
James A. Lightman......................     42      Senior Vice President, General Counsel and Clerk
Steven E. Bott.........................     47      Vice President
Catherine Sturgis Burnham..............     48      Vice President
John P. Coffidis.......................     50      Vice President
Edward P. Devnew, Jr...................     49      Vice President
Bruce A. Hays..........................     53      Vice President
Donald I. Martin.......................     52      Vice President
Bernard R. Patriacca...................     56      Vice President
George H. Pettit.......................     39      Vice President
James L. Richey........................     52      Vice President
Alex C. Sacharoff......................     43      Vice President
Menderes Akdag.........................     39      President, Lens Express, Inc.
Jeffrey A. Bernfeld(2).................     42      Director
C. Glen Bradley........................     57      Director
Richard F. Miller(l)...................     48      Director
John A. Norris.........................     53      Director
Richard M. Traskos(1, 2)...............     52      Director

------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    ROBERT J. PALMISANO, DIRECTOR AND CHIEF EXECUTIVE OFFICER. Mr. Palmisano, 55, joined the Company in April 1997 as Chief Executive Officer and a member of the Board. From 1984 to January 1996, Mr. Palmisano was employed at Bausch and Lomb, Inc., where he served from 1988 to 1996 as Senior Vice President and as President of the Eyewear Division. From January 1996 to April 1997,
Mr. Palmisano was a private consultant. Mr. Palmisano holds a BA from Providence College.

    RANDY W. FREY, DIRECTOR, EXECUTIVE VICE PRESIDENT AND CHIEF TECHNOLOGY OFFICER. Mr. Frey, 42, was elected to the Board in April 1999 for a term expiring in 2001. Mr. Frey is an Executive Vice President of the Company and, on March 28, 2000 was named the Company's Chief Technology Officer. From 1985 to March 1998, and again from October 1998 to March 2000, Mr. Frey was

President of Autonomous Technologies Corporation. Mr. Frey earned a Bachelor of Science in Electrical Engineering from the Polytechnic Institute of Brooklyn.

    CHARLINE A. GAUTHIER, PH.D., OD, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATIONS OFFICER. Dr. Gauthier was named Executive Vice President and Chief Operations Officer of the Company on March 28, 2000. Prior to that appointment, Dr. Gauthier served as Vice President and Chief Operating Officer of Autonomous Technologies Corporation. Dr. Gauthier originally joined Autonomous in
July 1995 as its Director of Clinical Affairs and later served as Vice President of Clinical Affairs. From March 1992 to May 1995, Dr. Gauthier was a postgraduate researcher at the Cooperative Research Centre for Eye Research and Technology at the University of New South Wales, Australia. Dr. Gauthier received a Ph.D. from the University of New South Wales, her Doctor of Optometry from the University of Waterloo, and a degree in General Science from the University of Alberta.

    P. BERNARD HAFFEY, EXECUTIVE VICE PRESIDENT AND CHIEF COMMERCIAL OFFICER. Mr. Haffey, 37, joined the Company in September 1997 as Vice President, Sales and Marketing and was named Executive Vice President and Chief Commercial Officer on March 28, 2000. Prior to joining the Company, Mr. Haffey was employed since 1990 at Mentor Ophthalmics, Inc., most recently serving as the Vice President of Marketing and Sales. Mr. Haffey holds an MBA from Cornell University and a BA from Colgate University.

    ROBERT J. KELLY, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER. Mr. Kelly, 55, joined the Company in November 1997 as Executive Vice President, Chief Financial Officer and Treasurer. From 1972 to 1997 Mr. Kelly was employed by Bull HN Information Systems Inc., where he served from 1992 to February 1997 as Executive Vice President and Chief Financial Officer.
Mr. Kelly holds an MBA from Harvard Business School and a BS from the University of Massachusetts.

    JAMES A. LIGHTMAN, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CLERK.
Mr. Lightman, 42, joined the Company in February 1996 as Assistant General Counsel and was promoted to Vice President and General Counsel in January 1998 and to Senior Vice President and General Counsel in January 2000. Prior to joining the Company, Mr. Lightman was a member of Goldstein and Manello, P.C., a Boston law firm which he joined in 1984. Mr. Lightman holds a JD from Boston University Law School and a BS from Boston University School of Management.

    STEVEN E. BOTT, PH.D., VICE PRESIDENT. Dr. Bott, 47, was named Vice President of Summit on March 28, 2000. Prior to becoming Vice President of the Company, Dr. Bott served as Vice President of Product Development at Autonomous Technologies Corporation, a position he held since joining Autonomous in May 1998. From 1989 to May 1998, he served in various roles with Coulter Corporation (now Beckman/Coulter), most recently as Corporate Director of Research & Development. Dr. Bott earned his Ph.D. in Physical Chemistry from Stanford University, and his Bachelor of Science in Chemistry from Antioch College.

    CATHERINE STURGIS BURNHAM, VICE PRESIDENT. Ms. Burnham, 48, joined the Company in April 1998 as Director of Investor Relations and Corporate Communications and was promoted to Vice President of Investor Relations and Corporate Communications in November 1999. From 1986 to 1998, Ms. Burnham served as communications head at Reebok International Ltd., where her responsibilities included all corporate communications functions including investor relations, public relations, internal communications and marketing communications.
Ms. Burnham holds a BA from Wheaton College.

    JOHN P. COFFIDIS, VICE PRESIDENT. Mr. Coffidis, 50, joined the Company in November 1987 and was promoted to Vice President in August 1997. Mr. Coffidis previously served with Johnson and Johnson ("J&J") in the Medical
Instrumentation Division from 1973 to 1987. During his employment with

J & J, Mr. Coffidis served ten years in Europe as International Customer Support Manager. Mr. Coffidis holds a Masters Degree in Management from Cambridge College and a BA in biology from the University of Massachusetts.

    EDWARD P. DEVNEW, JR., VICE PRESIDENT. Mr. Devnew, 49, joined the Company in January 1998 and was promoted to Vice President, U.S. Sales in February 2000. From 1995 to 1998, Mr. Devnew served as co-founder of Ophthalmology Interactive. From 1991 to 1995, Mr. Devnew served as National Sales Manager for Sunrise Technologies, Inc. Mr. Devnew holds a BS in Business Administration from Babson College.

    BRUCE A. HAYS, VICE PRESIDENT. Mr. Hays, 53, was named Vice President of the Company on March 28, 2000. Prior to that appointment, Mr. Hays served as Vice President of Quality and Customer Service of Autonomous Technologies Corporation, a position he held since August 1998. Mr. Hays joined Autonomous in March 1998 as Director of Quality. From 1987 to March 1998, Mr. Hays was with Coulter Corporation (now Beckman/Coulter), most recently serving as Director of Research and Development Quality. Mr. Hays earned his MBA from Nova University and his BS in Electrical Engineering from the Florida Institute of Technology.

    DONALD I. MARTIN, VICE PRESIDENT. Mr. Martin, 52, was named Vice President of the Company on March 28, 2000. Most recently, Mr. Martin served as Vice President of Manufacturing of Autonomous Technologies Corporation, having joined Autonomous in August 1997 as Vice President of Manufacturing & Engineering. From January 1995 to July 1997, Mr. Martin was with Bio-Rad Laboratories, Inc., a maker of diagnostic and analytical instruments for the life sciences industry. From 1977 to December 1994, he was with the MedSystems Division of C.R.
Bard, Inc. and, subsequently, Baxter International, a maker of IV drug delivery products. Mr. Martin earned his Bachelor of Science in Industrial Engineering from Northeastern University.

    BERNARD R. PATRIACCA, VICE PRESIDENT. Mr. Patriacca, 56, joined the Company in November 1997. From 1973 to 1991, Mr. Patriacca was employed in various capacities at Dunkin Donuts, Inc., including Chief Financial Officer and a Director. From 1991 to 1994, Mr. Patriacca held senior financial management positions at several privately-held consumer services companies. From 1994 until joining the Company, Mr. Patriacca served as Vice President of Errands
Etc., Inc., a privately-held homeowners' personal service company.
Mr. Patriacca also serves as a Director of Video Update Corporation, a publicly-held chain of video stores. Mr. Patriacca received a BS and an MBA from Northeastern University.

    GEORGE H. PETTIT, PH.D., MD, VICE PRESIDENT. Dr. Pettit, 39, was named Vice President of the Company on March 28, 2000. Prior to that appointment, beginning in January 1999, Dr. Pettit served as Chief Scientist of Autonomous Technologies Corporation. Dr. Pettit joined Autonomous in July 1996 as Vice President of Research. Dr. Pettit's primary career focus and expertise is in the area of ultraviolet laser ablation and applications in medicine. From 1990 until June 1996, Dr. Pettit was a Medical Research Officer at the U.S. Food & Drug Administration's Center for Devices & Radiological Health. Dr. Pettit earned his Ph.D. in Electrical Engineering from Rice University and received his Medical Doctorate from the University of Texas Southwestern Medical School.

    JAMES L. RICHEY, VICE PRESIDENT. Mr. Richey, 52, joined the Company in September 1997 as Vice President of Operations. Prior to joining the Company, Mr. Richey served since 1994 as Vice President and General Manager of U.S. Operations for Datapoint Corporation, a manufacturer of computer servers, operating systems, LANs and video communication systems. Mr. Richey holds an MBA from Clark University, an MS in Electrical Engineering from Northeastern University and a BS degree in Electrical Engineering from Worcester Polytechnic Institute.

    ALEX C. SACHAROFF, VICE PRESIDENT. Dr. Sacharoff, 43, joined Summit in April 1986 as Senior Staff Scientist and has held a variety of positions in Summit's Research and Development Group before being promoted to Vice President, Research and Development in July 1996. Prior to joining Summit, Dr. Sacharoff was a Senior Staff Scientist at Raytheon Corporation. Dr. Sacharoff holds a Ph.D. in physics from Harvard University and a BS degree in physics from Stevens Institute of Technology.

    MENDERES AKDAG, PRESIDENT, LENS EXPRESS, INC. Mr. Akdag, 39, joined Lens Express in May 1991 as Chief Financial Officer. Mr. Akdag was promoted to the position of Chief Executive Officer in 1992. He has been in his current position as President of Lens Express since May 1995. Prior to joining Summit, Mr. Akdag was the Finance Manager for Beksa Steel Cord Manufacturing and Trading, Inc.
Mr. Akdag holds a Bachelor of Science degree in Business Administration with a major in finance from the University of Florida. Mr. Akdag is not an officer of Summit Autonomous Inc.

    JEFFREY A. BERNFELD, DIRECTOR. Mr. Bernfeld was originally elected to the Board in October 1988 and was most recently re-elected in 1998 for a three-year term expiring in 2001. Mr. Bernfeld is currently doing private consulting. From February 1996 to November 1999, Mr. Bernfeld was Vice President and General Counsel of American Science and Engineering, a manufacturer of x-ray based detection equipment. Mr. Bernfeld was Vice President and General Counsel of Spire Corporation, a publicly-held company specializing in biomaterials, optoelectronics and energy technologies from June 1992 to February 1996. From 1991 through June 1992, Mr. Bernfeld was a principal of the consulting firm Global Solutions, Inc. and from 1988 to 1990, Mr. Bernfeld was Vice President and General Counsel of the Mediplex Group, Inc. Prior to joining Mediplex,
Mr. Bernfeld was a member of the law firm of Goldstein & Manello, P.C.

    C. GLEN BRADLEY, DIRECTOR. Dr. C. Glen Bradley, 57, was elected to the Board in April 1999 for a term expiring in 2000. Dr. Bradley has been the Chief Executive Officer of CIBA Vision Group since 1990. Prior to 1990, Dr. Bradley served as head of CIBA Vision's worldwide marketing and technical group and also served as President of Ciba Vision Corporation, the USA marketing and sales arm of the CIBA Vision Group. Dr. Bradley originally joined Ciba-Geigy Corporation, formerly Geigy Chemical Company, in 1969 as an engineer. Prior to joining Ciba-Geigy, Dr. Bradley was an assistant professor of chemical engineering at Louisiana State University.

    RICHARD F. MILLER, DIRECTOR. Richard F. Miller was first elected to the Board in June 1988 and was re-elected in 1997 for a three-year term expiring in 2000. Since April 1998, Mr. Miller has served as Senior Vice President and a principal of Leerink Swann & Company, a full service investment banking firm. From August 1994 through April 1998, Mr. Miller served as an investment executive with First Albany Corporation, a financial services firm. From 1991 through August 1994, Mr. Miller was a private investor, and prior to that was an investment banker employed by Tucker, Anthony & R.L. Day, Inc., from 1979 to 1991, where he last held the position of First Vice President.

    JOHN A. NORRIS, DIRECTOR. Mr. Norris was elected to the Board in May 1990 and was re-elected in 1996. Since February 1994, Mr. Norris has served as President of John A. Norris, Esquire, P.C., a health care law, public policy and management consulting firm founded in February 1994. Mr. Norris was President and Chief Executive Officer of National Pharmaceutical Council, Inc., an educational resource for research-based pharmaceutical companies, from April 1995 to March 1996. From June 1988 through February 1994, he was Executive Vice President of Hill and Knowlton, Inc., a consulting and public relations firm, and served as the worldwide director of its Health Sciences Consulting Group. Prior to joining Hill and Knowlton in 1988, Mr. Norris served as Deputy Commissioner and Chief Operating Officer of the FDA from 1985 to 1988, where his main responsibility was overseeing the operations of the FDA. Mr. Norris has taught healthcare policy at Harvard University since 1988. Mr. Norris currently serves as a director of Cytologies, Inc., Horus Inc. and National Applied Sciences, Inc.

    RICHARD M. TRASKOS, DIRECTOR. Mr. Traskos was first elected to the Board in March 1987 and was re-elected in 1998 for a three-year term expiring in 2001. Mr. Traskos is a vice president of Shoreline Insurance Co., Inc., a business insurance brokerage firm located in Clinton, Connecticut. From March 1993 to September 1997, Mr. Traskos was a vice president of Arthur A. Watson, Inc., a business insurance brokerage firm located in Wethersfield, Connecticut. Before joining Arthur A. Watson, Mr. Traskos served as a director and senior vice president of Allen, Russell & Allen, Inc., a business insurance brokerage and consulting firm. Mr. Traskos is a licensed insurance broker and certified insurance consultant.

SHAREHOLDER ACTIONS

    Between August 1996 and February 1997 various shareholder actions were commenced against the Company and certain of its officers in the United States District Court for the District of Massachusetts (the "District of Massachusetts") claiming, among other things, violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 arising out of public statements made by the defendants. The actions have been consolidated as In re Summit Technology Securities Litigation, Civil Action No. 96-11589-JCT (the "Securities Litigation"). Plaintiffs have obtained certification of the action as a class action on behalf of all purchasers of Company Common Stock, other than defendants and persons and entities affiliated with them between March 31, 1995 and July 3, 1996. They seek unspecified damages, interest, costs and expenses.

    On October 1, 1996 an additional action was commenced in the District of Massachusetts against the Company, its directors, certain of its officers and the four underwriters of the Company's October 1995 Common Stock offering claiming violations of Sections 11, 12(2) and 15 of the Securities Act of 1933 arising out of alleged material misstatements of fact in the registration statement used in connection with the offering. The action was coordinated with the Securities Litigation by order of the Court dated December 2, 1996. It also seeks unspecified damages, interest, costs and expenses.

    On December 20, 1996, a Company shareholder filed in the District of Massachusetts a derivative action, purportedly on behalf the Company, against the Company as nominal defendant, its directors and certain of its present or former officers. This action was consolidated with the Securities Litigation by order of the Court entered July 22, 1997. The complaint alleges that the conduct of the individual defendants has exposed the Company to the expense and inconvenience of defending the Securities Litigation and has harmed the Company's reputation, thereby limiting its access to capital markets. It also alleges that the individual defendants improperly traded in the Company's common stock based upon material non-public information.

DIRECTOR LIABILITY

    The Company's articles of organization provide that directors will not be liable for monetary damages for breach of fiduciary duty except in the case of breaches of the director's duty of loyalty, acts or omissions taken in bad faith or involving intentional misconduct or knowing violations of law, improper distributions to shareholders or loans to officers or directors or transactions from which a director derived an improper personal benefit.

    The Company maintains a director's and officer's liability insurance policy in the aggregate amount of $5,000,000 on behalf of its directors and officers. The insurance policy expires on October 31, 2000 unless renewed or earlier terminated.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's by-laws require the Company to indemnify its officers, directors, employees and agents against all liabilities and expenses they may incur on account of all actions threatened or brought against them by reason of their services to the Company. No indemnification is provided for any person with respect to any matter as to which such person has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the Company's best interests.

DIRECTOR COMPENSATION

    Each of the Company's outside directors is eligible to participate in the Company's 1999 Outside Director Compensation Plan. Under the Plan, the Company currently pays an annual retainer of $10,000 per year to its outside directors for their services as directors and a committee retainer of $1,000 per year per committee to each outside director for serving on Board committees. The Company also pays each outside director a meeting fee of $2,000 for each regularly scheduled Board meeting attended, a committee meeting fee of $500 for each committee meeting attended, and a special meeting fee of $2,000 for each special Board meeting attended. Annual retainers and meeting fees are paid one-half in cash and one-half in restricted stock. Committee retainers, committee meeting fees and special meeting fees are paid in cash. The plan also provides that each eligible outside director shall receive an option to purchase 5,000 shares of Company Common Stock. Outside directors joining the Board after January 1, 1999 are eligible to receive a one time grant, on the date they join the Board, to purchase 10,000 shares of Company Common Stock.

MEETINGS OF THE BOARD OF DIRECTORS IN 1999

    The Board of Directors held six meetings during 1999. Each director then serving attended more than 75% of such Board meetings and meetings of all committees of the Board on which he served.

BOARD COMMITTEES OF THE BOARD OF DIRECTORS IN 1999

    The Board of Directors has Audit and Compensation Committees. There is no Nominating Committee.

    AUDIT COMMITTEE. The Company has a standing Audit Committee of the Board, which provides the opportunity for direct contact between the Company's independent public auditors and the Board. The Audit Committee met two times during 1999 to review the financial results for 1998, to review the audit plan for 1999, to review the adequacy of financial statement disclosures, to discuss the Company's internal control policies and procedures and to consider and recommend the selection of the Company's independent auditor. The current Audit Committee members are Messrs. Miller and Traskos, both of whom are independent directors.

    COMPENSATION. The Company also has a standing Compensation Committee of the Board, which provides recommendations to the Board regarding compensation programs and administers the Company's 1997 Stock Option Plan and the 1991 Employee Stock Purchase Plan, including making recommendations regarding issuance of stock options and Company Common Stock to employees. The Compensation Committee held two meetings during 1999. The current Compensation Committee members are Messrs. Bernfeld and Traskos.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board consists of Mr. Traskos and
Mr. Bernfeld. Shoreline Insurance Agency, Inc., a firm with which Mr. Traskos is affiliated, currently serves as one of the Company's insurance brokers. The aggregate premiums paid for insurance placed by Shoreline on behalf of the Company in 1999 amounted to approximately $443,181.00, which is less than five percent of 1998 consolidated gross revenues of the Company and Shoreline. The Company believes that all transactions with Shoreline are on terms no less favorable than those available from other companies.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of the Company Common Stock, to file with the Commission initial reports of ownership and reports of changes in ownership of Company Common Stock and any other of the its equity securities. Officers, directors and greater than ten-percent stockholders must furnish the Company with copies of all
Section 16(a) forms they file.

    To the Company's knowledge, based on its review of the copies of the reports furnished to it and written representations that no other reports were required, during 1999, the Company's officers, directors and greater than ten-percent beneficial owners complied with all Section 16(a) filing requirements, except that Randy Frey filed a Form 3, required to be filed on May 10, 1999, one day late and C. Glen Bradley filed a Form 3, required to be filed on May 10, 1999, two days late. Randy Frey also reported one transaction, required to be filed on Form 4 by January 10, 2000, on his Form 5, which was timely filed in February 2000.

                             EXECUTIVE COMPENSATION

    The following table shows for the fiscal years ended December 31, 1999, 1998 and 1997 compensation paid or accrued by the Company to (i) its Chief Executive Officer, and (ii) its four other most highly compensated executive officers who were serving as executive officers as of December 31, 1999 (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

                                                                                                      LONG-TERM
                                                                ANNUAL COMPENSATION                 COMPENSATION
                                                   ----------------------------------------------   -------------
                                                                                        OTHER        SECURITIES
                                                                                       ANNUAL        UNDERLYING       ALL OTHER
NAME AND                                            FISCAL     SALARY     BONUS     COMPENSATION      OPTIONS/      COMPENSATION
PRINCIPAL POSITION                                   YEAR       ($)        ($)           ($)          SARS (#)         ($)(1)
------------------                                 --------   --------   --------   -------------   -------------   -------------
Robert Palmisano.................................    1999     337,154    327,714(2)     17,522(3)       40,000(4)       4,143
  Chief Executive Officer                                                                4,453(5)                      13,841(6)

                                                     1998     324,692    112,668        18,430(3)       40,000(4)       6,400
                                                                                         4,813(5)                       2,446(6)
                                                                                        32,112(7)

                                                     1997     206,539    165,000        11,562(3)      300,000(4)          --
                                                                                        45,039(5)
                                                                                       100,062(7)

D. Verne Sharma..................................    1999     279,000    122,830            --          55,000(8)       2,222
  President & Chief Operating Officer                1998     275,738     25,000            --          10,000(8)       9,600
                                                     1997     250,000     74,375        65,978(5)           --            472
                                                                                        62,633(7)

Robert J. Kelly..................................    1999     242,000    115,000            --          30,000(9)       5,000
  Chief Financial Officer & Treasurer                1998     238,846     59,234            --         120,000(9)       5,338
                                                     1997      30,962         --            --         100,000(9)          --

Peter Litman.....................................    1999     221,313     92,915            --          10,000(10)      2,222
  Executive Vice President,                          1998     229,517     45,903            --           3,689(10)      9,600
  Corporate Business Development                     1997     211,313     67,620            --              --             --

Menderes Akdag...................................    1999     224,815    109,238            --          20,000(11)      3,570
  President, Lens Express                            1998     220,022     93,948            --          20,000(11)         --
                                                     1997     204,552    119,322            --              --             --

------------------------------

(1) Except where otherwise noted, the indicated amounts represent the Company's contributions to its 401(k) plan.

(2) Includes $125,000 forgiven from Mr. Palmisano's existing $500,000 bridge loan made to him by the Company.

(3) During the year ended December 31, 1999, the indicated amount represents an automobile allowance of $12,000 and imputed interest income of $5,522 because of a loan. During the year ended December 31, 1998, the indicated amount represents an automobile allowance of $12,462 and imputed interest income of $5,968 because of a loan. During the year ended December 31, 1997, the indicated amount represents an automobile allowance of $8,262 and imputed interest income of $3,300 because of a loan.

(4) During the year ended December 31, 1999, Mr. Palmisano received options to purchase 40,000 shares of Company Common Stock. During the year ended December 31, 1998, Mr. Palmisano received options to purchase 40,000 shares of Company Common Stock. During the year ended December 31, 1997,
    Mr. Palmisano received options to Purchase 300,000 shares of Company Common Stock.

(5) Employment tax paid on behalf of the employee by the Company.

(6) The Company's contribution to its Supplemental Deferral Plan.

(7) Moving and relocation expenses reimbursed by the Company.

(8) During the year ended December 31, 1999, Mr. Sharma received options to purchase 55,000 shares of Company Common Stock. During the year ended December 31, 1998, Mr. Sharma received options to purchase 10,000 shares of Company Common Stock.

(9) During the year ended December 31, 1999, Mr. Kelly received options to purchase 30,000 shares of Company Common Stock. During the year ended December 31, 1998, Mr. Kelly received options to purchase 120,000 shares of Company Common Stock. During the year ended December 31, 1997, Mr. Kelly received options to purchase 100,000 shares of Company Common Stock, which have subsequently been canceled.

(10) During the year ended December 31, 1999, Mr. Litman received options to purchase 10,000 shares of Company Common Stock. During the year ended December 31, 1998, Mr. Litman received options to purchase 3,689 shares of Company Common Stock.

(11) During the year ended December 31, 1999, Mr. Akdag, the president of the Company's Lens Express subsidiary and not an officer of the Company, received options to purchase 20,000 shares of Company Common Stock. During the year ended December 31, 1998, Mr. Akdag received options to purchase 20,000 shares of Company Common Stock.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                       POTENTIAL
                                                                                                   REALIZABLE VALUE
                                                                                                   AT ASSUMED ANNUAL
                                                                                                         RATES
                                     NUMBER OF        PERCENTAGE                                    OF STOCK PRICE
                                     SECURITIES        OF TOTAL                                      APPRECIATION
                                     UNDERLYING      OPTIONS/SARS      EXERCISE OF                  FOR OPTION TERM
                                    OPTIONS/SARS      GRANTED TO       BASE PRICE    EXPIRATION   -------------------
NAME                                 GRANTED(1)    EMPLOYEES IN 1999     $/SHARE        DATE       5%($)      10%($)
----                                ------------   -----------------   -----------   ----------   --------   --------
Menderes Akdag....................     20,000            1.76             15.19      08/20/2009   191,027    484,099
Robert Kelly......................     30,000            2.64             15.19      08/20/2009   286,540    726,149
Peter Litman......................     10,000            0.88             15.19      08/20/2009    95,513    242,050
Robert Palmisano..................     40,000            3.53             15.19      08/20/2009   382,053    968,199
D. Verne Sharma...................     25,000            2.20             15.19      08/20/2009   238,783    605,124
                                       30,000(2)         2.64             12.69      04/19/2009   239,373    606,618

------------------------

(1) Except as otherwise noted, option vests in three equal installments beginning 8/20/2000.

(2) Option vests in three equal annual installments beginning 4/19/2000.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

                                                                                                   VALUE OF UNEXERCISED
                                                                     SECURITIES UNDERLYING             IN-THE-MONEY
                                                                   UNEXERCISED OPTIONS/SARS            OPTIONS/SARS
                                 SHARES                                AT FY-END (#)(1)                AT FY-END ($)
                              ACQUIRED ON                         ---------------------------   ---------------------------
NAME                          EXERCISE (#)   VALUE REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          ------------   ------------------   -----------   -------------   -----------   -------------
Menderes Akdag..............          --               --             11,667         33,333         86,149       109,164
Robert Kelly................          --               --             73,334         76,666        531,688       347,712
Peter Litman................      69,999          818,395             99,104         12,459        325,811        20,133
Robert Palmisano............          --               --            263,334        116,666      1,624,797       521,453
D. Verne Sharma.............          --               --            103,334         61,666        658,547        54,578

------------------------

(1) Options to purchase shares of Company Common Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    SEVERANCE AGREEMENTS. The Company's Board of Directors has approved severance agreements for its officers and director-level employees. These severance arrangements become available only in the event of a "change of control" of the Company and entitle covered employees to continuation of salary, standard bonuses and benefits in the event they are terminated without cause after a change of control or terminate their employment for "good reason" after a change of control. The severance arrangements would not apply to a termination for "cause" after a change of control. The arrangements approved by the Board provide for salary continuation for (i) three (3) years for the Chief Executive Officer, (ii) two (2) years for each of the President, Executive and Senior Vice Presidents, (iii) one (1) year for all other Vice Presidents and (iv) six
(6) months for director-level employees. The President of Lens Express, Inc. has a severance arrangement with Lens Express that provides for salary continuation for two (2) years on the same terms and under the same circumstances as the severance arrangements for covered Company employees.

    OTHER TRANSACTIONS AND RELATIONSHIPS. During 1997, the Company made a bridge loan to Robert Palmisano, the Company's Chief Executive Officer and a member of the Board, in the amount of $500,000, $375,000 of which was outstanding as of March 24, 2000. The loan is non-interest bearing and is payable on demand.

    See "Compensation Committee Interlocks and Insider Participation" for information regarding transactions between the Company and a firm with which Mr. Traskos is affiliated.

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